UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the third quarter of 2023.

•

We added 3.0 million wireless subscribers in the third quarter, including 2.0 million postpaid clients over half of which came from Brazil. Austria contributed 406 thousand postpaids—including IoT devices—Colombia 104 thousand and Mexico 93 thousand. Organically, our postpaid base was up 3.7% year-on-year to 119 million subscribers.

•	In the prepaid segment we added 950 thousand subscribers. Our Eastern European block contributed 204 thousand net adds, Brazil 193 thousand, Colombia 173 thousand and Argentina 93 thousand.

•

On the fixed-line platform we obtained 223 thousand broadband accesses, including 65 thousand in Argentina, 64 thousand in Brazil and 30 thousand in Central America, bringing the total to 31.6 million accesses, 3.2% more than a year before.

•

Third quarter revenue, 203.8 billion pesos, was down 3.3% year-on-year in nominal peso terms reflecting the appreciation of the Mexican peso vs all other currencies in our region of operations. At constant exchange rates service revenue increased 3.8%.

•

Fixed-line service revenue was up 2.2% at constant exchange rates having risen from the 0.2% pace seen in the second half of last year. In several countries we had among the highest, if not the highest, net broadband additions in the past three years. Others, including Mexico, posted their most rapid broadband revenue growth in at least one year

•	Mobile service revenue was up 4.8% year-on-year at constant exchange rates with postpaid revenue rising 6.0% and prepaid revenue 2.9%.

•

EBITDA came in at 79.9 billion pesos, down 3.6% annually in nominal peso terms. At constant exchange rates, EBITDA was up 5.0%. Adjusting for the sale of towers in Mexico and Peru during the quarter and one-off events in Austria, it rose 3.9%. The EBITDA margin for the quarter stood at 39.2%.

•

Our operating profit totaled 41.5 billion pesos in the quarter. After comprehensive financing costs of 29.7 billion pesos—including 4.7 billion pesos impairment charge on our investment in the Claro/VTR JV— it resulted in a net profit of 2.0 billion pesos.

•	Our cash flow plus 12.2 billion pesos in net financing enabled us to cover most of our capital expenditures of 100.2 billion pesos and shareholder distributions of 24.0 billion pesos.

•	At the end of September our net debt-excluding leases-stood at 389.7 billion pesos. It was equivalent to a net debt-to-EBITDA ratio of 1.43.

Content
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Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

We will host our conference call to discuss 3Q23 financial and operating results on October 18th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	3Q23	3Q22

Earnings per Share (Mex$)(1)	0.03	0.28

Earning per ADR (US$)(2)	0.04	0.28

EBITDA per Share (Mex$)(3)	1.27	1.30

EBITDA per ADR (US$)	1.49	1.28

Net Income (millions of Mex$)	2,028	17,969

Average Shares Outstanding (billion)	63.1	63.8

Shares Outstanding End of Period (billion)	62.9	63.6

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of September 2023

Country	Brand	Main Activity	Equity

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

Argentina	Claro	wireless/wireline	100.0%

Austria	A1	wireless/wireline	57.1%

	EuroTeleSites	towers	57.0%

Brazil	Claro	wireless/wireline	99.6%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless/wireline	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

Other Stakeholdings

Country	Brand	Main Activity	Equity

Chile	Claro/VTR	wireless/wireline	50.0%

Netherlands	KPN	wireless/wireline	15.4%

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Consolidated

Mexico

Brazil

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America

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Appendix

Glossary

Note

Upon its sale in July 2022 Claro Panama became a discontinued operation. Claro Chile did so as well upon the establishment of the joint venture with Liberty Latin America in October 2022. The financial statements presented in this report account for those operations as discontinued operations.

The reported figures for Argentina corresponding to the third quarter of 2023 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

Telekom Austria stake to 56.5%

On July 24th we acquired shares corresponding to 5.55% of the voting rights in Telekom Austria AG thereby increasing our overall stake in the company to 56.55%.

We completed the spin-off of EuroTeleSites

On September 22nd we completed the spin-off of EuroTeleSites AG and listed its shares on the Official Market of the Vienna Stock Exchange. Shareholders of Telekom Austria AG received one EuroTeleSites share for every four Telekom Austria shares they held. Telekom Austria transferred 13 thousand towers in six countries to EuroTeleSites together with debt in the amount of one billion euros. EuroTeleSites has received a Baa2 rating from Moody’s and BBB- from Fitch. Telekom Austria currently has an A- rating from both S&P and Fitch and a Baa1 rating from Moody’s.

Access Lines

3.0M wireless net adds, 2.0M were postpaid clients

We added nearly three million wireless subscribers in the third quarter of which two million were postpaid clients: 1.2 million from Brazil, 406 thousand from Austria—including 398 thousand from A1 digital—, 104 thousand from Colombia and 93 thousand from Mexico. On our prepaid platform we had net additions of 950 thousand clients during the period. Brazil gained 193 thousand, followed by Colombia with 173 thousand, and Mexico with 81 thousand.

223k new broadband accesses

In the fixed-line segment, we gained 223 thousand broadband accesses, with 65 thousand each from Argentina and Brazil. Voice lines and PayTV units decreased by 160 thousand and 58 thousand, respectively.

Content
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América
Móvil
Consolidated

Mexico

Brazil

Colombia

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America

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America and
Caribbean

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Appendix

Glossary

Postpaid base +3.7% YoY and fixed-broadband accesses +3.2% YoY

At the end of September, our subscriber base totaled 306.2 million wireless subscribers, of which 119.3 million were postpaid clients. Additionally, we had 73.4 million fixed-line RGUs, which includes 31.6 million broadband accesses, 13.1 million Pay TV clients, and 28.8 million landlines. Year-on-year, our postpaid base increased 3.7%, prepaid 0.7%, and fixed-broadband accesses 3.2%.

Wireless subscribers as of September 2023

Total(1) (Thousands)

Country	Sep ’23	Jun ’23	Var. %	Sep ’22	Var. %

Argentina, Paraguay and Uruguay	27,614	27,462	0.6%	26,789	3.1%

Austria	9,917	9,511	4.3%	8,651	14.6%

Brazil(2)	85,032	83,671	1.6%	86,629	-1.8%

Central America	16,947	16,834	0.7%	16,381	3.5%

Caribbean	7,525	7,469	0.8%	7,276	3.4%

Colombia	38,701	38,424	0.7%	36,844	5.0%

Eastern Europe	15,215	14,975	1.6%	15,125	0.6%

Ecuador	9,361	9,290	0.8%	8,900	5.2%

Mexico	83,417	83,243	0.2%	81,808	2.0%

Peru	12,447	12,323	1.0%	12,256	1.6%

Total Wireless Lines	306,176	303,202	1.0%	300,658	1.8%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

(2) Reflects cleanup associated with the acquisition of Oi.

Fixed-Line and Other Accesses (RGUs) as of September 2023

Total(1) (Thousands)

Country	Sep ’23	Jun ’23	Var. %	Sep ’22	Var. %

Argentina, Paraguay and Uruguay	3,417	3,250	5.1%	2,676	27.7%

Austria	2,872	2,892	-0.7%	2,971	-3.3%

Brazil(2)	23,262	23,452	-0.8%	24,302	-4.3%

Central America	4,834	4,763	1.5%	4,579	5.6%

Caribbean	2,768	2,750	0.7%	2,695	2.7%

Colombia	9,413	9,334	0.8%	9,184	2.5%

Eastern Europe	3,378	3,357	0.6%	3,183	6.1%

Ecuador	555	615	-9.7%	607	-8.5%

Mexico	20,999	21,074	-0.4%	21,121	-0.6%

Peru	1,951	1,957	-0.3%	1,993	-2.1%

Total RGUs	73,449	73,444	0.0%	73,310	0.2%

(1) Fixed Line, Broadband and Television (Cable & DTH).

(2) The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

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Consolidated

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Brazil

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America

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Appendix

Glossary

Broadband accesses as of September 2023

Total(1) (Thousands)

Country	Sep ’23	Jun ’23	Var. %	Sep ’22	Var. %

Argentina, Paraguay and Uruguay	1,390	1,314	5.7%	1,072	29.7%

Austria	1,288	1,293	-0.4%	1,317	-2.2%

Brazil	9,930	9,866	0.6%	9,749	1.9%

Central America	1,515	1,485	2.0%	1,402	8.0%

Caribbean	1,036	1,022	1.4%	987	5.0%

Colombia	3,360	3,336	0.7%	3,319	1.2%

Eastern Europe	1,425	1,418	0.5%	1,327	7.4%

Ecuador	313	340	-7.8%	336	-6.8%

Mexico	10,324	10,304	0.2%	10,121	2.0%

Peru	992	972	2.1%	965	2.8%

Total Broadband Accesses	31,573	31,350	0.7%	30,596	3.2%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

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Consolidated

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Appendix

Glossary

América Móvil Consolidated Results

Buoyed by strong U.S. economic data—particularly on employment levels—and lingering inflation concerns, ten-year dollar interest rates shot up by approximately 80 basis points over a ten week span in the third quarter, to 4.6%, driving another bout of dollar-strengthening. By the end of the quarter there was practically no more hope that interest rates would decline in the latter part of the year and there was instead preoccupation that the Fed was still not done raising interest rates.

Third quarter revenue reached 204 billion pesos, a 3.3% year-on-year reduction in Mexican peso terms, with service revenue falling 4.3%. As has been the case throughout several quarters, these figures reflect the appreciation of the Mexican peso vs. all other currencies in our region of operations, reducing the Mexican peso value of our international revenue. At constant exchange rates, service revenue growth expanded 3.8%.

On the fixed-line platform service revenue remained on trend, increasing 2.2% year-on-year—having risen from the 0.2% pace seen in the second half of last year—whereas on the mobile platform it rose 4.8%.

Brazil attained a positive fixed-line service revenue growth of 0.1%. In Mexico and Colombia fixed-line revenue decelerated, remaining stable in Austria and surging in Eastern Europe, to 21.5%, and in Central America, to 5.0%. In both cases it was the most rapid pace in at least one year. The slowdown in Mexico had to do with corporate networks services—broadband revenue actually accelerated to 8.2%, its best showing in a decade—while in Colombia it was the other way around.

In several countries—Brazil, Peru, Colombia and Central America—we had among the highest, if not the highest, net broadband additions in the past three years. Others, including Mexico, Austria, Peru and Central America posted their most rapid broadband revenue growth in at least one year with Brazil and Eastern Europe sustaining strong growth rates. This led to our consolidated broadband revenue expanding at the fastest rate in more than two years, 6.4%.

It is important to note that revenue from corporate network services has been gaining share within our revenue. This quarter it became the second most important revenue line within the fixed-line platform after broadband services. It already accounts for 19% of fixed-line services overall, with this share reaching 39% in Austria, 30% in Eastern Europe, 25% in Mexico and 23% in Puerto Rico.

Content
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Móvil
Consolidated

Mexico

Brazil

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Caribbean

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Rates

Appendix

Glossary

In the third quarter corporate network revenue was up 5.4% in Austria, 63% in Eastern Europe, 2.6% in Mexico and 9.0% in Puerto Rico, with the consolidated figure rising 6.5%.

On the mobile platform revenue growth decelerated in Mexico from 6.4% to 4.6% and picked up in Central America, to 9.5% from 8.8%, with Brazil’s adjusting to a normal pace after the incorporation of Oi mobile clients in the second quarter of 2022.

In Mexican peso terms EBITDA totaled 80 billion pesos, declining 3.6% from the year-earlier quarter, as the EBITDA margin remained practically flat at 39.2%. At constant exchange rates EBITDA increased 5.0% in the period, which reflects among other things the effect of tower sales in Mexico and Peru that took place in the period and one-off events in Austria. Correcting for these, adjusted EBITDA was up 3.9%.

Our operating profit stood at 41.5 billion pesos in the quarter, a 6.7% year-on-year reduction in Mexican peso terms which partly stems from the EBITDA decline mentioned above but also from a 17.6% increase in depreciation of rights of use associated with tower leases. Most of this effect had to do with the successful renegotiation a year before of certain lease agreements in Brazil that reduced Claro’s obligations.

Our comprehensive financing cost totaled 29.7 billion pesos, including an 8.8 billion pesos net interest expense, 3.9% lower than that registered a year before. Under other financial expenses there is a 4.7 billion pesos charge associated with the partial impairment of our stake in Claro Chile, our joint venture with Liberty Latin America pursuant to the valuation of the new JV under IFRS rules. Finally, our comprehensive financing costs also include a 12.3 billion pesos foreign exchange loss in the quarter, resulting principally from a 3.8% depreciation of the Mexican peso and the Brazilian real vs. the U.S. dollar.

Net income amounted to 2.0 billion pesos. It was equivalent to three peso cents per share or four dollar cents per ADR. Year-to-date our net income totaled 58.0 billion pesos.

Capital expenditures came in at 100.2 billlion pesos in the nine months to September whereas distributions to shareholders reached 24.0 billion pesos. These included share buybacks in the amount of 7.7 billion pesos and dividends of 16.3 billion and were partly funded by 3.7 billion pesos in dividend income.

As of September our net debt excluding leases totaled 389.7 billion pesos and was equivalent to 1.43 times LTM EBITDA. It was 8.3 billion pesos higher than the figure at the end-of-December. In cash flow terms we obtained net financing in the amount of 12.2 billion pesos in the period.

Content
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América
Móvil
Consolidated

Mexico

Brazil

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America

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America and
Caribbean

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Rates

Appendix

Glossary

América Móvil’s Income Statement Proforma(1) Millions of Mexican pesos

	3Q23	3Q22	Var.%	Jan-Sep 23	Jan-Sep 22	Var.%

Service Revenue	169,052	176,604	-4.3%	507,310	526,022	-3.6%

Equipment Revenue	31,105	31,936	-2.6%	93,441	96,134	-2.8%

Total Revenue(2)	203,842	210,793	-3.3%	615,300	628,539	-2.1%

Cost of Service	51,989	54,643	-4.9%	155,144	162,403	-4.5%

Cost of Equipment	27,120	27,763	-2.3%	82,035	83,204	-1.4%

Selling, General & Administrative Expenses	43,189	44,372	-2.7%	131,043	135,023	-2.9%

Others	1,648	1,165	41.5%	5,775	3,159	82.8%

Total Costs and Expenses	123,947	127,944	-3.1%	373,997	383,789	-2.6%

EBITDA	79,896	82,849	-3.6%	241,303	244,750	-1.4%

% of Total Revenue	39.2%	39.3%		39.2%	38.9%

Adjusted EBITDA	78,898(3)	82,690(3)	-4.6%	235,704	244,591	-3.6%

% of Total Revenue	38.9%	39.2%		38.8%	38.9%

Depreciation & Amortization	38,353	38,334	0.0%	115,327	118,565	-2.7%

EBIT	41,543	44,515	-6.7%	125,976	126,185	-0.2%

% of Total Revenue	20.4%	21.1%		20.5%	20.1%

Net Interest Expenses	8,811	9,167	-3.9%	25,650	27,828	-7.8%

Other Financial Expenses	8,674	5,236	65.7%	21,313	23,701	-10.1%

Foreign Exchange Loss	12,255	1,836	n.m.	-15,494	-25,041	38.1%

Comprehensive Financing Cost (Income)	29,740	16,238	83.1%	31,469	26,489	18.8%

Income & Deferred Taxes	6,350	11,528	-44.9%	29,113	35,657	-18.4%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	5,453	16,748	-67.4%	65,394	64,039	2.1%

Equity Participation in Results of Affiliates	-2,119	52	n.m.	-3,731	48	n.m.

Minority Interest	-1,306	-1,738	24.9%	-3,614	-4,309	16.1%

Net Income from Continued Operations	2,028	15,063	-86.5%	58,049	59,778	-2.9%

Net Income from Discontinued Operations	0	2,907	-100.0%	0	2,672	-100.0%

Net Income	2,028	17,969	-88.7%	58,049	62,450	-7.0%

 (1) Adjusted to reflect the sale of Panama and the deconsolidation of Claro Chile on account of the new joint venture.

 (2) Total Revenue include Other Revenue.

 (3) Excludes the impact from the sale of towers in Peru and Telmex; and one-off events in Austria.

 n.m. Not meaningful.

Content
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América
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America

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Appendix

Glossary

Balance Sheet - América Móvil Consolidated(1) Millions of Mexican Pesos

	Sep ‘23	Dec ‘22	Var.%		Sep ‘23	Dec ‘22	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	102,788	122,129	-15.8%	Short Term Debt	152,922	102,024	49.9%

Accounts Receivable	218,872	202,027	8.3%	Lease-Related Debt	26,444	32,902	-19.6%

Other Current Assets	17,020	12,853	32.4%	Accounts Payable	146,612	165,342	-11.3%

Inventories	20,565	23,995	-14.3%	Other Current Liabilities	207,687	188,608	10.1%

	359,244	361,004	-0.5%		533,665	488,877	9.2%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,275,208	1,317,191	-3.2%	Long Term Debt	354,122	408,565	-13.3%

-Depreciation	641,620	659,965	-2.8%	Lease-Related Debt	105,024	101,247	3.7%

Plant & Equipment, net	633,588	657,226	-3.6%	Other Liabilities	174,787	181,581	-3.7%

Rights of Use	120,011	121,874	-1.5%		633,933	691,393	-8.3%

Investments in Affiliates and Other Investments	30,521	30,957	-1.4%

Deferred Assets

Goodwill (Net)	146,594	141,121	3.9%

Intangible Assets	120,066	128,893	-6.8%	Shareholder’s Equity	424,544	437,829	-3.0%

Deferred Assets	182,118	177,024	2.9%

Total Assets	1,592,142	1,618,099	-1.6%	Total Liabilities and Equity	1,592,142	1,618,099	-1.6%

(1) Includes current portion of Long Term Debt.

Content
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America

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Appendix

Glossary

Mexico

173k wireless adds, 93k thousand postpaid clients

Our Mexican operation added 173 thousand mobile subscribers in the third quarter, with just over half, 93 thousand, being postpaid clients. On the fixed-line platform we disconnected 75 thousand RGUs, of which 95 thousand were fixed-voice lines, with broadband accesses increasing 20 thousand. In the nine months to September, we registered broadband net adss of 299 thousand compared to 84 thousand in the same period of 2022. At the end of September we had 16 million homes passed in FTTH and 76% of our clients already had a fiber access.

Broadband revenue +8.2% YoY

Our third quarter revenue totaled 81.9 billion pesos, a 7.5% increase over the year-earlier quarter. This figure includes 952 million pesos from the sale of Telmex towers. Service revenue rose 4.3% to 62.6 billion pesos, with mobile service revenue decelerating to a 4.6% pace from 6.4% the prior quarter and fixed-line service revenue to 3.6% from 5.6%. The latter results from the drop in corporate networks revenue growth from 13.6% to 2.6%. Broadband revenue kept on accelerating to an 8.2% pace from 7.5% the prior quarter. Its best performance over 10 years.

EBITDA +6.6% YoY

EBITDA was up 6.6% to 33.3 billion pesos, with an EBITDA margin of 40.7%. Adjusting for the tower sale our EBITDA totaled 32.4 billion pesos and our EBITDA margin 40.0%.

Our 5G networks cover 42% of population in over 100 cities.

INCOME STATEMENT - Mexico Millions of MxP

	3Q23	3Q22	Var.%	Jan-Sep 23	Jan-Sep 22	Var.%

Total Revenue(1)	81,904	76,215	7.5%	239,970	225,418	6.5%

Total Service Revenue	62,637	60,064	4.3%	185,876	175,823	5.7%

Total Equipment Revenue	16,806	14,733	14.1%	48,458	45,473	6.6%

Wireless Revenue	59,626	55,659	7.1%	175,593	165,017	6.4%

Service Revenue	42,931	41,042	4.6%	127,444	119,865	6.3%

Equipment Revenue	16,695	14,618	14.2%	48,149	45,152	6.6%

Fixed Line Revenue	19,817	19,138	3.5%	58,742	56,280	4.4%

EBITDA	33,327	31,250	6.6%	97,989	92,533	5.9%

% total revenue	40.7%	41.0%		40.8%	41.0%

Adjusted EBITDA(2)	32,390	31,250	3.6%	97,053	92,533	4.9%

% total revenue	40.0%	41.0%		40.6%	41.0%

EBIT	24,654	23,165	6.4%	72,385	68,543	5.6%

% total revenue	30.1%	30.4%		30.2%	30.4%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenue include other income.

(2)EBITDA figures reflect the sale of towers.

Content
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Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

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Appendix

Glossary

  Mexico Operating Data

	3Q23	3Q22	Var.%

Wireless Subscribers (thousands)	83,417	81,808	2.0%

Postpaid	14,889	14,582	2.1%

Prepaid	68,527	67,226	1.9%

ARPU (MxP)	173	168	2.5%

Churn (%)	3.1%	3.3%	(0.2)

Revenue Generating Units (RGUs)(1)	20,999	21,121	-0.6%

Fixed Lines	10,675	11,000	-3.0%

Broadband	10,324	10,121	2.0%

(1) Fixed Line and Broadband.

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Glossary

Brazil

1.2M postpaid net adds and 64k new broadband accesses

We added 1.4 million wireless subscribers—most of them, 1.2 million, were postpaid—ending September with 85.0 million subscribers. On the fixed-line platform we gained 64 thousand broadband accesses, our best result in three years. Although PayTV units continued to decrease, 123 thousand in the quarter, they did so at a much smaller pace than we have seen for the last several years. Altogether we had 23.3 million RGUs at the end the quarter.

Service revenue +5.2% YoY

Revenue totaled 11.5 billion reais in the third quarter. It was up 6.4% year-on-year, with service revenue increasing 5.2%, slightly less than the 6.1% increase posted the previous quarter. On the mobile platform service revenue advanced 9.7% whereas it increased 0.1% on the fixed-line segment, the first increase in six years. The increase in broadband revenue, 7.3%, was more than sufficient to offset the 13.2% drop in voice and the 5.3% fall in PayTV revenue.

EBITDA +9.3% YoY

EBITDA increased 9.3% in the quarter, to 4.8 billion reais, with the EBITDA margin reaching an all-time high of 41.6%.

Claro is the Fastest 5G Network in Brazil

Claro was presented with the award as the Fastest 5G Network in Brazil in the Speedtest Awards by Ookla, with its mobile internet providing the best experience for Videos and Games across all technologies. In addition, for the third time in as many years Claro received the “Empresa do Ano” award by “Anuario Telecom”, which looks at the financial performance of Brazil telcos.

Claro leader in 5G with 39% of the market share

We continue with the rollout of our 5G network and according to Anatel in its disclosure last August, Claro is the leader in 5G with a 39.0% market share.

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Glossary

  INCOME STATEMENT - Brazil Millions of BrL

	3Q23	3Q22	Var.%	Jan-Sep 23	Jan-Sep 22	Var.%

Total Revenue(1)	11,489	10,803	6.4%	33,930	31,343	8.3%

Total Service Revenue	10,924	10,387	5.2%	32,381	30,270	7.0%

Wireless Revenue	6,526	5,890	10.8%	19,133	16,486	16.1%

Service Revenue	6,030	5,499	9.7%	17,693	15,482	14.3%

Equipment Revenue	496	392	26.8%	1,440	1,004	43.4%

Fixed Line Revenue	4,894	4,888	0.1%	14,688	14,789	-0.7%

EBITDA	4,784	4,375	9.3%	14,000	12,656	10.6%

% total revenue	41.6%	40.5%		41.3%	40.4%

EBIT	1,686	1,764	-4.4%	4,786	4,571	4.7%

% total revenue	14.7%	16.3%		14.1%	14.6%

 (1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

 Total revenue include other income.

Brazil Operating Data

	3Q23	3Q22	Var.%

Wireless Subscribers (thousands)	85,032	86,629	-1.8%

Postpaid	49,698	48,937	1.6%

Prepaid	35,334	37,691	-6.3%

ARPU (BrL)	24	21	12.0%

Churn (%)	2.5%	2.7%	(0.2)

Revenue Generating Units (RGUs)(1)	23,262	24,302	-4.3%

 (1)Fixed Line, Broadband and Television. The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

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Glossary

Colombia

277k wireless net adds

Mobile net additions totaled 277 thousand in the third quarter, including 104 thousand new contract clients. This took our wireless base to 38.7 million subscribers, 5.0% more than a year before. Fixed-line RGUs rose by 79 thousand acceses with a 24 thousand increase in broadband accesses, its best result in two years. We gained 47 thousand voice lines and 8 thousand PayTV clients. At the end of September our fixed-line RGUs totaled 9.4 million accesses.

Fixed-line service revenue +1.0% YoY

Third quarter revenue increased 1.3% over the year to 3.7 trillion Colombian pesos, as service revenue remained practically flat vs. the year-earlier quarter with revenue growth slowing down on both the fixed-line and the mobile platform. On the former, service revenue increased 1.0% compared to a 2.2% increase the prior quarter, whereas mobile service revenue fell by 0.4% after rising 0.6% the preceding period. Corporate networks revenue growth was a bright spot in the quarter: it stood at 21.8%.

EBITDA margin at 42.3% of revenue

In spite of pricing pressures and strong competition we managed to maintain our EBITDA at 1.6 trillion Colombian pesos. It resulted in an EBITDA margin of 42.3% in the quarter, slightly down from the 42.8% registered a year before.

  INCOME STATEMENT - Colombia Billions of COP

	3Q23	3Q22	Var.%	Jan-Sep 23	Jan-Sep 22	Var.%

Total Revenue(1)	3,739	3,690	1.3%	11,269	11,115	1.4%

Total Service Revenue	2,871	2,866	0.2%	8,657	8,532	1.5%

Wireless Revenue	2,491	2,494	-0.1%	7,554	7,534	0.3%

Service Revenue	1,719	1,726	-0.4%	5,153	5,112	0.8%

Equipment Revenue	772	769	0.4%	2,401	2,421	-0.8%

Fixed Line Revenue	1,181	1,168	1.1%	3,578	3,500	2.2%

EBITDA	1,581	1,580	0.1%	4,696	4,735	-0.8%

% total revenue	42.3%	42.8%		41.7%	42.6%

EBIT	763	905	-15.6%	2,360	2,770	-14.8%

% total revenue	20.4%	24.5%		20.9%	24.9%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

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Colombia Operating Data

	3Q23	3Q22	Var.%

Wireless Subscribers (thousands)(1)	38,701	36,844	5.0%

Postpaid	10,134	9,535	6.3%

Prepaid	28,567	27,309	4.6%

ARPU (COP)	14,942	15,894	-6.0%

Churn (%)	3.4%	3.7%	(0.3)

Revenue Generating Units (RGUs)(2)	9,413	9,184	2.5%

(1)Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).
(2)Fixed Line, Broadband and Television.

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Glossary

Peru

66k post paid net adds and 20k new broadband accesses

We registered net additions of 125 thousand mobile clients, of which 66 thousand were postpaid. Our postpaid base was up 7.0% over the year to finish the quarter with 5.9 million subscribers. On the fixed-line segment, we added 20 thousand new broadband accesses, our best performance in over two years. Altogether we had net disconnections of seven thousand accesses in the third quarter, having lost 24 thousand voice lines. Our fixed-line RGUs totaled nearly two million at the end of September.

Service revenue +3.9% YoY with mobile service revenue +4.3% YoY

Third quarter revenue increased 2.5% over the prior year to 1.6 billion soles; this figure includes 60 million soles from the sale of towers to Sitios Latam. Service revenue rose 3.9% in the same period. On the wireless segment, service revenue climbed 4.3% with postpaid revenue rising 4.7%, and that of prepaid accelerating to 3.0% from 0.6% in the prior quarter. Fixed-line service revenue increased 2.7%, on the back of broadband revenue that was up 5.7% and has been improving every quarter of 2023. PayTV and corporate networks services posted revenue increases of 8.1% and 7.4%, respectively.

EBITDA margin at 35.7% of revenue

Adjusted EBITDA, excluding tower sales, totaled 558 million soles, down 2.9% year-on-year. This decline had partly to do with a reduction in margins from equipment sales and increase costs of providing service in rural areas. The adjusted margin for the period stood at 35.7%.

INCOME STATEMENT - Peru Millions of Soles

	3Q23	3Q22	Var.%	Jan-Sep 23	Jan-Sep 22	Var.%

Total Revenue(1)	1,624	1,584	2.5%	5,623	4,780	17.6%

Total Service Revenue	1,235	1,188	3.9%	3,644	3,482	4.7%

Wireless Revenue	1,250	1,279	-2.3%	3,822	3,880	-1.5%

Service Revenue	929	891	4.3%	2,744	2,605	5.4%

Equipment Revenue	321	388	-17.3%	1,078	1,275	-15.5%

Fixed Line Revenue	306	297	2.7%	900	877	2.6%

EBITDA	599	575	4.1%	2,349	1,601	46.7%

% total revenue	36.9%	36.3%		41.8%	33.5%

Adjusted EBITDA(2)	558	575	-2.9%	1,700	1,601	6.2%

% total revenue	35.7%	36.3%		35.9%	33.5%

EBIT	280	278	0.4%	1,374	711	93.3%

% total revenue	17.2%	17.6%		24.4%	14.9%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

(2)EBITDA figures reflect the sale of towers.

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Peru Operating Data

	3Q23	3Q22	Var.%

Wireless Subscribers (thousands)	12,447	12,256	1.6%

Postpaid	5,908	5,521	7.0%

Prepaid	6,539	6,735	-2.9%

ARPU (Sol)	25	24	3.4%

Churn (%)	4.2%	4.4%	(0.2)

Revenue Generating Units (RGUs)(1)	1,951	1,993	-2.1%

(1) Fixed Line, Broadband and Television.

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Glossary

Ecuador

71k wireless net adds

Net subscriber additions in Ecuador amounted to 71 thousand, bringing the subscriber base to 9.4 million clients, which is 5.2% more than the previous year. In the fixed-line segment, we disconnected 60 thousand RGUs, including 26 thousand broadband accesses.

Slowed down in economic activity decelerate revenue

Political uncertainty and a slowed down in economic activity were behind the deceleration of our revenue in Ecuador. Third-quarter revenue of 259 million dollars was down 0.6% compared to the previous year, with service revenue dropping 0.8% as mobile service revenue declined 0.5% —mostly to do with the prepaid segment. Fixed-line service revenue was 3.3% lower than in the same quarter of the previous year.

We managed to increase EBITDA +2.2% YoY

We’ve redoubled our efforts to maintain margins and managed to increase our EBITDA by 2.2% year-on-year to 126 million dollars. This figure represents 48.6% of our revenue compared to 47.3% in the year-earlier quarter.

INCOME STATEMENT—Ecuador Millions of Dollars

	3Q23	3Q22	Var.%	Jan-Sep 23	Jan-Sep 22	Var.%

Total Revenue(1)	259	260	-0.6%	779	766	1.7%

Total Service Revenue	228	230	-0.8%	683	675	1.2%

Wireless Revenue	231	233	-0.9%	697	683	2.0%

Service Revenue	202	203	-0.5%	604	595	1.5%

Equipment Revenue	29	30	-3.6%	93	88	5.7%

Fixed Line Revenue	27	27	-0.3%	80	82	-1.6%

EBITDA	126	123	2.2%	376	356	5.7%

% total revenue	48.6%	47.3%		48.3%	46.5%

EBIT	70	71	-1.7%	210	212	-1.0%

% total revenue	26.9%	27.2%		26.9%	27.6%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

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Ecuador Operating Data

	3Q23	3Q22	Var.%

Wireless Subscribers (thousands)	9,361	8,900	5.2%

Postpaid	2,268	2,170	4.5%

Prepaid	7,093	6,730	5.4%

ARPU (US$)	7	8	-5.5%

Churn (%)	3.1%	3.3%	(0.2)

Revenue Generating Units (RGUs)(1)	555	607	-8.5%

(1)Fixed Line, Broadband and Television.

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Glossary

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

126k wireless net adds and 160k fixed-line new RGUs

Claro has been proactive in its efforts to roll out fiber and provide high-speed connectivity across more cities and towns. This initiative has resulted in solid growth: we added 160 thousand new fixed-line RGUs during the period, bringing our total to just over three million, which is 31.0% more than a year before. Argentina continues to be our fastest-growing operation in the fixed-line segment. On the mobile platform, we gained 126 thousand wireless subscribers, including 33 thousand postpaid subs. At the end of September our wireless base reached 24.5 million, marking a 3.2% increase from the prior year.

Fixed-line service revenue growth of 19.0% YoY

Revenue for the quarter decreased 7.7% in real terms compared to the same period last year, reaching 145.1 million Argentinean pesos, almost exclusively on account of lower equipment sales. However, service revenue remained practically flat in after-inflation terms, buoyed by the strong growth in the fixed-line platform. Fixed-line service revenue experienced an 19.0% increase in the quarter, up from 15.2% in the second quarter and after a 0.6% decline in the first quarter. The revenue from PayTV and broadband saw significant growth, increasing by 59.5% and 18.7%, respectively.

Important improvement in mobile service revenue

On the mobile platform service revenue registered a 3.6% drop after inflation, representing an important improvement after 7.8% and 13.9% declines in the previous quarters. Postpaid revenue remained practically flat after inflation but revenue from prepaid services fell 14.6% in real terms.

EBITDA down 10.9% YoY in real terms

The 130% devaluation of the Argentinean peso during the period and the ensuing inflationary pressure impacted our EBITDA. It registered a 10.9% year-on-year decrease in real terms, to 56.4 million Argentinean pesos. The EBITDA margin for the period was 38.9%, slightly below the 40.2% observed a year before.

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INCOME STATEMENT - Argentina Millions of Constant ARS as of September 2023

	3Q23	3Q22	Var.%	Jan-Sep 23	Jan-Sep 22	Var.%

Total Revenue(1)	145,053	157,233	-7.7%	445,830	481,346	-7.4%

Total Service Revenue	118,408	118,598	-0.2%	358,304	380,302	-5.8%

Wireless Revenue	123,463	138,946	-11.1%	384,028	425,145	-9.7%

Service Revenue	97,174	100,754	-3.6%	297,298	325,308	-8.6%

Equipment Revenue	26,289	38,192	-31.2%	86,729	99,837	-13.1%

Fixed Line Revenue	21,235	17,844	19.0%	61,006	54,994	10.9%

EBITDA	56,372	63,267	-10.9%	175,977	194,537	-9.5%

% total revenue	38.9%	40.2%		39.5%	40.4%

EBIT	48,055	51,652	-7.0%	147,346	157,608	-6.5%

% total revenue	33.1%	32.9%		33.0%	32.7%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Argentina Operating Data

	3Q23	3Q22	Var.%

Wireless Subscribers (thousands)	24,526	23,775	3.2%

Postpaid	9,324	9,072	2.8%

Prepaid	15,202	14,702	3.4%

ARPU (ARS)	1,187	571	107.9%

Churn (%)	1.4%	1.5%	(0.1)

Revenue Generating Units (RGUs)(1)	3,087	2,356	31.0%

(1)Fixed Line, Broadband and Television.

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Central America

113k wireless net adds and 71k new fixed RGUs

Our operations in Central America added 113 thousand mobile subscribers in the third quarter, with half being postpaid. At the end of September we had 17 million clients, 3.5% more than a year before. In the fixed-line segment, we recorded net additions of 71 thousand RGUs, including 30 thousand broadband accesses—one of our strongest showings of the last three years—and 27 thousand PayTV units. Overall, fixed-line RGUs stood at 4.8 million at the end of the period, a 5.6% increase compared to the prior year.

Service revenue +8.0% YoY with mobile service revenue +9.5% YoY

Revenue increased 5.5% to 622 million dollars, with service revenue growing 8.0%, up from 7.2% in the prior quarter. Mobile service revenue growth surged 9.5%, with postpaid services outpacing prepaid; the former grew by 10.1%, while the latter saw a 9.1% increase. We also observed faster growth in our fixed-line service revenue, which rose by 5.0% in the third quarter, compared to 4.4% in the second quarter and 1.9% in the first. Our efforts in broadband and PayTV are yielding positive results, with broadband revenue accelerating to a 5.9% pace, its best performance in more than a year, as was the case also with revenue from corporate network services, up 5.2%. PayTV revenue was up 8.4%.

EBITDA +3.8% YoY

With greater operating leverage and diligent cost controls our EBITDA rose 3.8%. Standing at 262 million dollars, it represented 42.1% of revenue.

INCOME STATEMENT(1) - Central America Millions of Dollars

	3Q23	3Q22	Var.%	Jan-Sep 23	Jan-Sep 22	Var.%

Total Revenue(2)	622	589	5.5%	1,842	1,740	5.9%

Total Service Revenue	545	505	8.0%	1,601	1,499	6.8%

Wireless Revenue	427	401	6.7%	1,262	1,174	7.5%

Service Revenue	360	329	9.5%	1,051	969	8.5%

Equipment Revenue	67	72	-6.5%	211	205	2.5%

Fixed Line Revenue	191	183	4.2%	569	551	3.2%

EBITDA	262	252	3.8%	770	758	1.6%

% total revenue	42.1%	42.8%		41.8%	43.5%

EBIT	122	134	-9.0%	360	408	-11.6%

% total revenue	19.6%	22.7%		19.6%	23.4%

(1) The table reflects the sale of Panama.

(2)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

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Central America Operating Data(1)

	3Q23	3Q22	Var.%

Wireless Subscribers (thousands)	16,947	16,381	3.5%

Postpaid	2,542	2,333	9.0%

Prepaid	14,405	14,049	2.5%

ARPU (US$)	7	7	5.2%

Churn (%)	5.8%	5.9%	(0.1)

Revenue Generating Units (RGUs)(2)	4,834	4,579	5.6%

(1)The table reflects the sale of Panama.

(2)Fixed Line, Broadband and Television.

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Glossary

Caribbean

42k wireless net adds in the Dominican Republic

Net additions in the mobile segment came in at 42 thousand for Dominicana and 15 thousand for Puerto Rico whereas on the fixed-line platform the former added just over one thousand RGUs and the latter 17 thousand.

Service revenue +3.4% YoY in the Dominican Republic

Total revenue in the islands came in at 484 million dollars in the third quarter, flat relative to the prior year, with service revenue down 2.6% in the period. In Dominicana we posted 3.4% service revenue growth as that from mobile increased 4.6% and that from the fixed-line platform 1.7%. Mobile postpaid and fixed-broadband revenue led the expansion, rising 7.5% and 9.5%, respectively. In Puerto Rico service revenue dropped 4.5% with mobile falling 6.9% dragged down by postpaid, and fixed-line revenue declining 0.9% as the increase in broadband, corporate networks and PayTV revenue failed to compensate for the declines observed in the voice segment.

EBITDA margin at 37.4% of revenue

EBITDA of 181 million dollars in the quarter was down 0.5% year-on-year and the combined margin was equivalent to 37.4% of revenue. Dominicana posted a 1.8% EBITDA increase in its local currency, while that of Puerto Rico was down 2.1%.

INCOME STATEMENT - Caribbean Millions of Dollars

	3Q23	3Q22	Var.%	Jan-Sep 23	Jan-Sep 22	Var.%

Total Revenue(1)	484	489	-1.0%	1,584	1,448	9.4%

Total Service Revenue	424	435	-2.6%	1,286	1,280	0.5%

Wireless Revenue	300	307	-2.1%	919	925	-0.6%

Service Revenue	247	255	-3.0%	760	756	0.5%

Equipment Revenue	53	52	2.3%	159	168	-5.6%

Fixed Line Revenue	181	184	-1.7%	536	531	1.0%

EBITDA	181	182	-0.5%	640	542	18.1%

% total revenue	37.4%	37.2%		40.4%	37.4%

Adjusted EBITDA(2)	181	182	-0.5%	598	542	10.4%

% total revenue	37.4%	37.2%		41.1%	37.4%

EBIT	80	95	-16.3%	347	282	23.2%

% total revenue	16.5%	19.5%		21.9%	19.4%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

(2)EBITDA figures reflect the sale of towers.

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Caribbean Operating Data

	3Q23	3Q22	Var.%

Wireless Subscribers (thousands)	7,525	7,276	3.4%

Postpaid	2,227	2,162	3.0%

Prepaid	5,298	5,114	3.6%

ARPU (US$)	11	12	-6.5%

Churn (%)	3.2%	3.2%	0.0

Revenue Generating Units (RGUs)(1)	2,768	2,695	2.7%

(1)Fixed Line, Broadband and Television.

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Glossary

Austria

406k wireless net adds, 396k from A1 Digital

Wireless net additions reached 406 thousand, marking a record high in at least four years. This figure includes 398 thousand IoT additions from A1 Digital. At the end of September we had 9.9 million subscribers, a 14.6% increase from September 2022. On the fixed-line platform, we disconnected 20 thousand units—including five thousand entry-level broadband accesses and 14 thousand voice lines—bringing the total RGUs to 2.9 million.

Mobile service revenue +3.9% YoY

Our third quarter revenue, 704 million Euros, was barely higher than in the previous year, although service revenue was up 2.5% on the back of a 3.9% increase in mobile revenue, with that of postpaid growing 4.6% and that of prepaid declining 3.9%. On the fixed-line platform, service revenue was 1.3% higher year-on-year. We observed an acceleration from the prior quarter of revenue from corporate networks (5.4%), PayTV (8.9%), and broadband (5.6%). However, fixed-line voice revenue plummeted by 16.6% year-on-year, canceling most of the increase obtained in the other revenue lines.

EBITDA margin at 41.6% of revenue

Third quarter EBITDA came in at 286 million euros, down 2.2% from a year before, with a 40.6% EBITDA margin. The spin-off of EuroTeleSites in September led to the payment of certain duties that were partly offset by the release of provisions. Correcting for the net effect on EBITDA of the above and the freeing up of certain provisions on labor costs carried out in the third quarter of 2022, adjusted EBITDA totaled 293 million euros, a 3.1% year-on-year increase, with the Adjusted EBITDA margin at 41.6%.

INCOME STATEMENT - Austria Millions of Euros

	3Q23	3Q22	Var.%	Jan-Sep 23	Jan-Sep 22	Var.%

Total Revenue(1)	704	702	0.3%	2,084	2,042	2.0%

Total Service Revenue	622	608	2.5%	1,837	1,799	2.1%

Wireless Revenue	323	319	1.3%	955	923	3.5%

Service Revenue	275	264	3.9%	798	769	3.9%

Equipment Revenue	48	55	-11.4%	157	154	1.8%

Fixed Line Revenue	368	371	-0.9%	1,092	1,081	1.0%

EBITDA	286	292	-2.2%	787	795	-1.0%

% total revenue	40.6%	41.6%		37.8%	38.9%

Adjusted EBITDA(2)	293	284	3.1%	794	787	0.9%

% total revenue	41.6%	40.5%		38.1%	38.5%

EBIT	150	154	-2.6%	377	383	-1.6%

% total revenue	21.3%	21.9%		18.1%	18.8%

For further detail please visit www.a1.group/en/investor-relations

(1)Total revenue include other income.

(2)Excludes one-off effects.

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América
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Consolidated

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Appendix

Glossary

Austria Operating Data

	3Q23	3Q22	Var.%

Wireless Subscribers (thousands)	5,142	5,148	-0.1%

Postpaid	4,075	4,065	0.2%

Prepaid	1,067	1,082	-1.4%

A1 Digital Subscribers (thousands)	4,775	3,503	36.3%

ARPU (Euros)(1)	18	17	3.7%

Churn (%)(1)	1.2%	1.1%	0.1

Revenue Generating Units (RGUs)(2)	2,872	2,971	-3.3%

(1) Does not include A1 Digital subscribers.

(2) Fixed Line, Broadband and Television.

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Consolidated

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Appendix

Glossary

Other European

240k wireless net adds

Our operations in Eastern Europe added a total of 240 thousand mobile subscribers, of which 35 thousand were postpaid. We also added 22 thousand fixed-line RGUs in the quarter, eight thousand of which were broadband accesses. At the end of the period, we had 3.4 million fixed-line RGUs, representing a 6.1% increase year-on-year.

Fixed-line service revenue +21.5% YoY

Revenue increased by 5.4% over the year, to 633 million euros. Service revenue growth slowed to 7.1% from 8.4% in the previous quarter, as mobile service revenue growth declined to 2.3% from 5.2%. The deceleration in mobile revenue growth is partly attributed to the devaluation of the Belarusian ruble. Revenue from the fixed-line platform surged 21.5%, accelerating from the 17.7% growth observed in the previous quarter. This was buoyed by corporate networks revenue, which soared 63.0%, and by revenue from broadband and PayTV, which grew by 16.0% and 5.7%, respectively.

EBITDA +4.8% YoY

EBITDA for the period rose 4.8% to 248 million euros, with the margin accounting for 39.2% of revenue.

INCOME STATEMENT - Other European Millions of Euros

	3Q23	3Q22	Var.%	Jan-Sep 23	Jan-Sep 22	Var.%

Total Revenue(1)	633	601	5.4%	1,824	1,653	10.4%

Total Service Revenue	505	471	7.1%	1,422	1,308	8.7%

Wireless Revenue	468	459	2.0%	1,353	1,265	6.9%

Service Revenue	361	353	2.3%	1,026	974	5.4%

Equipment Revenue	107	106	1.2%	326	291	12.1%

Fixed Line Revenue	156	130	20.5%	437	356	22.9%

EBITDA	248	237	4.8%	696	646	7.7%

% total revenue	39.2%	39.5%		38.2%	39.1%

EBIT	143	131	8.5%	380	342	11.2%

% total revenue	22.5%	21.9%		20.8%	20.7%

For further detail please visit www.a1.group/en/investor-relations

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

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Appendix

Glossary

Other European Operating Data

	3Q23	3Q22	Var.%

Wireless Subscribers (thousands)	15,215	15,125	0.6%

Postpaid	12,271	12,140	1.1%

Prepaid	2,944	2,985	-1.4%

ARPU (Euros)	8	8	5.7%

Churn (%)	1.6%	1.6%	0.0

Revenue Generating Units (RGUs)(1)	3,378	3,183	6.1%

(1)Fixed Line, Broadband and Television.

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Appendix

Glossary

Exchange Rates Local Currency Units per MxP

	3Q23	3Q22	Var. %	Jan-Sep 23	Jan-Sep 22	Var. %

Euro

End of Period	0.0596	0.0502	18.7%	0.0596	0.0502	18.7%

Average	0.0638	0.0490	30.1%	0.0608	0.0463	31.2%

USD

End of Period	0.0564	0.0492	14.5%	0.0564	0.0492	14.5%

Average	0.0587	0.0494	18.8%	0.0561	0.0493	13.7%

Brazilean Real

End of Period	0.2825	0.2663	6.1%	0.2825	0.2663	6.1%

Average	0.2863	0.2591	10.5%	0.2811	0.2532	11.0%

Argentinean Peso

End of Period	19.7392	7.2551	172.1%	19.7392	7.2551	172.1%

Average	18.3370	6.6997	173.7%	13.7772	5.9218	132.7%

Colombian Peso

End of Period	230.4495	223.1909	3.3%	230.4495	223.1909	3.3%

Average	237.6501	216.2132	9.9%	247.7523	200.6756	23.5%

Guatemalan Quetzal

End of Period	0.4433	0.3882	14.2%	0.4433	0.3882	14.2%

Average	0.4611	0.3832	20.3%	0.4396	0.3807	15.5%

Peruvian Sol

End of Period	0.2142	0.1962	9.2%	0.2142	0.1962	9.2%

Average	0.2158	0.1923	12.2%	0.2095	0.1884	11.2%

Dominican Republic Peso

End of Period	3.2123	2.6505	21.2%	3.2123	2.6505	21.2%

Average	3.3257	2.6716	24.5%	3.1341	2.7295	14.8%

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Consolidated

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Austria

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Currency
Exchange
Rates

Appendix

Glossary

Exchange Rates Local Currency Units per USD

	3Q23	3Q22	Var. %	Jan-Sep 23	Jan-Sep 22	Var. %

Euro

End of Period	1.0573	1.0202	3.6%	1.0573	1.0202	3.6%

Average	1.0879	0.9927	9.6%	1.0831	0.9388	15.4%

Mexican Peso

End of Period	17.7287	20.3058	-12.7%	17.7287	20.3058	-12.7%

Average	17.0449	20.2412	-15.8%	17.8232	20.2670	-12.1%

Brazilean Real

End of Period	5.0076	5.4066	-7.4%	5.0076	5.4066	-7.4%

Average	4.8801	5.2444	-6.9%	5.0102	5.1318	-2.4%

Argentinean Peso

End of Period	349.9500	147.3200	137.5%	349.9500	147.3200	137.5%

Average	312.5517	135.6090	130.5%	245.5540	120.0163	104.6%

Colombian Peso

End of Period	4,085.5700	4,532.0700	-9.9%	4,085.5700	4,532.0700	-9.9%

Average	4,050.7198	4,376.4089	-7.4%	4,415.7488	4,067.0982	8.6%

Guatemalan Quetzal

End of Period	7.8583	7.8837	-0.3%	7.8583	7.8837	-0.3%

Average	7.8590	7.7571	1.3%	7.8344	7.7150	1.5%

Peruvian Sol

End of Period	3.7970	3.9840	-4.7%	3.7970	3.9840	-4.7%

Average	3.6791	3.8928	-5.5%	3.7343	3.8181	-2.2%

Dominican Republic Peso

End of Period	56.9500	53.8200	5.8%	56.9500	53.8200	5.8%

Average	56.6860	54.0757	4.8%	55.8604	55.3196	1.0%

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América
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Consolidated

Mexico

Brazil

Colombia

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America

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Austria

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Currency
Exchange
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Appendix

Glossary

Appendix

Financial Debt of América Móvil(1) Millions

	Sep -23	Dec -22

Peso - denominated debt (MxP)	139,658	97,134

Bonds(2)	83,378	53,554

Banks and others	56,280	43,580

U.S. Dollar - denominated debt (USD)	8,496	8,521

Bonds	8,496	8,496

Banks and others	0	25

Euro - denominated Debt (EUR)	6,804	7,045

Bonds	5,472	6,099

Commercial Paper	657	125

Banks and others	675	821

Sterling - denominated Debt (GBP)	2,200	2,200

Bonds	2,200	2,200

Reais - denominated Debt (BRL)	8,050	10,691

Bonds	8,050	9,050

Banks and others	0	1,641

Debt denominated in other currencies (MxP)(3)	13,147	10,220

Bonds	5,126	5,889

Banks and others	8,021	4,331

Total Debt (MxP)	507,044	510,589

Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	117,298	129,110

Net Debt (MxP)	389,745	381,479

(1)This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2)Includes the effect of inflation-linked debt.

(3)Includes Peruvian soles.

(4)Includes fixed income securities.

 Summary Cash Flow Millions of Mexican pesos

	Jan-Sep 23	Jan-Sep 22

Funds from Operations	113,715	115,276

Capital Expenditures	100,204	105,271

Free Cash Flow(1)	13,511	8,521

Dividends and Share Buybacks	20,270	45,746

Sale of Ownership Interest	(5,028)	(33,459)

Net Debt Amortizations	(12,209)	(23,736)

Amortization of Labor Obligations	10,478	19,970

(1) There are approximately one billion pesos directed to the provisioning to the early retirement plans in Austria that has been substracted from the Free Cash Flow in 2022.

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América
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Consolidated

Mexico

Brazil

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Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2023

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2023-09-30	Close Previous Exercise 2022-12-31

Statement of financial position [abstract]

Assets [abstract]

Current assets [abstract]

Cash and cash equivalents	28,269,862,000	33,700,949,000

Trade and other current receivables	155,768,466,000	154,764,228,000

Current tax assets, current	62,718,960,000	46,947,187,000

Other current financial assets	76,297,904,000	91,030,791,000

Current inventories	20,564,752,000	23,995,133,000

Current biological assets	0	0

Other current non-financial assets	15,624,093,000	10,565,422,000

Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	359,244,037,000	361,003,710,000

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0

Total current assets	359,244,037,000	361,003,710,000

Non-current assets [abstract]

Trade and other non-current receivables	8,637,383,000	8,724,497,000

Current tax assets, non-current	9,251,211,000	9,579,524,000

Non-current inventories	0	0

Non-current biological assets	0	0

Other non-current financial assets	14,510,542,000	6,981,149,000

Investments accounted for using equity method	0	0

Investments in subsidiaries, joint ventures and associates	16,010,740,000	23,975,462,000

Property, plant and equipment	633,588,243,000	657,226,210,000

Investment property	0	0

Right-of-use assets that do not meet definition of investment property	120,010,835,000	121,874,096,000

Goodwill	146,593,836,000	141,121,365,000

Intangible assets other than goodwill	120,066,266,000	128,893,422,000

Deferred tax assets	133,470,022,000	128,717,811,000

Other non-current non-financial assets	30,758,960,000	30,002,098,000

Total non-current assets	1,232,898,038,000	1,257,095,634,000

Total assets	1,592,142,075,000	1,618,099,344,000

Equity and liabilities [abstract]

Liabilities [abstract]

Current liabilities [abstract]

Trade and other current payables	202,235,765,000	208,741,915,000

Current tax liabilities, current	67,139,580,000	63,061,711,000

Other current financial liabilities	177,420,876,000	127,355,760,000

Current lease liabilities	26,444,015,000	32,902,237,000

Other current non-financial liabilities	0	0

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AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2023

Concept	Close Current Quarter 2023-09-30	Close Previous Exercise 2022-12-31

Current provisions [abstract]

Current provisions for employee benefits	22,563,159,000	17,342,822,000

Other current provisions	37,861,568,000	39,472,509,000

Total current provisions	60,424,727,000	56,815,331,000

Total current liabilities other than liabilities included in disposal groups classified as held for sale	533,664,963,000	488,876,954,000

Liabilities included in disposal groups classified as held for sale	0	0

Total current liabilities	533,664,963,000	488,876,954,000

Non-current liabilities [abstract]

Trade and other non-current payables	2,063,337,000	2,556,103,000

Current tax liabilities, non-current	0	0

Other non-current financial liabilities	354,122,037,000	408,565,066,000

Non-current lease liabilities	105,023,825,000	101,246,574,000

Other non-current non-financial liabilities	0	0

Non-current provisions [abstract]

Non-current provisions for employee benefits	137,317,089,000	137,923,317,000

Other non-current provisions	10,722,604,000	10,799,997,000

Total non-current provisions	148,039,693,000	148,723,314,000

Deferred tax liabilities	24,684,099,000	30,302,060,000

Total non-current liabilities	633,932,991,000	691,393,117,000

Total liabilities	1,167,597,954,000	1,180,270,071,000

Equity [abstract]

Issued capital	95,363,644,000	95,365,329,000

Share premium	0	0

Treasury shares	0	0

Retained earnings	533,719,910,000	505,483,717,000

Other reserves	(261,573,463,000)	(227,044,342,000)

Total equity attributable to owners of parent	367,510,091,000	373,804,704,000

Non-controlling interests	57,034,030,000	64,024,569,000

Total equity	424,544,121,000	437,829,273,000

Total equity and liabilities	1,592,142,075,000	1,618,099,344,000

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AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2023

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2023-01-01 - 2023- 09-30	Accumulated Previous Year 2022-01-01 - 2022- 09-30	Quarter Current Year 2023-07-01 - 2023- 09-30	Quarter Previous Year 2022-07-01 - 2022- 09-30

Profit or loss [abstract]

Profit (loss) [abstract]

Revenue	615,300,254,000	628,539,367,000	203,842,279,000	210,792,683,000

Cost of sales	352,506,543,000	364,172,138,000	117,461,556,000	120,741,069,000

Gross profit	262,793,711,000	264,367,229,000	86,380,723,000	90,051,614,000

Distribution costs	87,157,728,000	89,896,932,000	28,909,959,000	30,211,671,000

Administrative expenses	43,884,962,000	45,125,738,000	14,279,489,000	14,160,495,000

Other income	0	0	0	0

Other expense	5,775,031,000	3,159,198,000	1,648,249,000	1,164,794,000

Profit (loss) from operating activities	125,975,990,000	126,185,361,000	41,543,026,000	44,514,654,000

Finance income	22,138,247,000	38,133,966,000	2,684,783,000	7,076,561,000

Finance costs	53,607,459,000	64,622,745,000	32,424,494,000	23,315,044,000

Share of profit (loss) of associates and joint ventures accounted for using equity method	(3,731,486,000)	48,014,000	(2,118,827,000)	52,304,000

Profit (loss) before tax	90,775,292,000	99,744,596,000	9,684,488,000	28,328,475,000

Tax income (expense)	29,112,504,000	35,657,332,000	6,350,343,000	11,528,134,000

Profit (loss) from continuing operations	61,662,788,000	64,087,264,000	3,334,145,000	16,800,341,000

Profit (loss) from discontinued operations	0	2,671,630,000	0	2,906,654,000

Profit (loss)	61,662,788,000	66,758,894,000	3,334,145,000	19,706,995,000

Profit (loss), attributable to [abstract]

Profit (loss), attributable to owners of parent	58,048,606,000	62,449,705,000	2,028,373,000	17,969,165,000

Profit (loss), attributable to non-controlling interests	3,614,182,000	4,309,189,000	1,305,772,000	1,737,830,000

Earnings per share [text block]

Earnings per share [abstract]

Earnings per share [line items]

Basic earnings per share [abstract]

Basic earnings (loss) per share from continuing operations	0.92	0.93	0.03	0.23

Basic earnings (loss) per share from discontinued operations	0	0.04	0	0.05

Total basic earnings (loss) per share	0.92	0.97	0.03	0.28

Diluted earnings per share [abstract]

Diluted earnings (loss) per share from continuing operations	0.92	0.93	0.03	0.23

Diluted earnings (loss) per share from discontinued operations	0	0.04	0	0.05

Total diluted earnings (loss) per share	0.92	0.97	0.03	0.28

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AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2023

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2023-01-01 - 2023-09-30	Accumulated Previous Year 2022-01-01 - 2022-09-30	Quarter Current Year 2023-07-01 - 2023-09-30	Quarter Previous Year 2022-07-01 - 2022-09-30

Statement of comprehensive income [abstract]

Profit (loss)	61,662,788,000	66,758,894,000	3,334,145,000	19,706,995,000

Other comprehensive income [abstract]

Components of other comprehensive income that will not be reclassified to profit or loss, net of tax [abstract]

Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	(3,630,663,000)	(5,699,392,000)	(3,512,759,000)	(15,906,401,000)

Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0

Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	(74,096,000)	677,362,000	(74,096,000)	677,362,000

Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0

Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0

Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0

Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(3,704,759,000)	(5,022,030,000)	(3,586,855,000)	(15,229,039,000)

Components of other comprehensive income that will be reclassified to profit or loss, net of tax [abstract]

Exchange differences on translation [abstract]

Gains (losses) on exchange differences on translation, net of tax	(27,440,200,000)	(30,715,904,000)	18,211,530,000	(12,307,008,000)

Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0

Other comprehensive income, net of tax, exchange differences on translation	(27,440,200,000)	(30,715,904,000)	18,211,530,000	(12,307,008,000)

Available-for-sale financial assets [abstract]

Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0

Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0

Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0

Cash flow hedges [abstract]

Gains (losses) on cash flow hedges, net of tax	0	0	0	0

Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0

Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0

Other comprehensive income, net of tax, cash flow hedges	0	0	0	0

Hedges of net investment in foreign operations [abstract]

Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0

Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0

Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0

Change in value of time value of options [abstract]

Gains (losses) on change in value of time value of options, net of tax	0	0	0	0

Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0

Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0

Change in value of forward elements of forward contracts [abstract]

Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0

Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0

13 of 59

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2023

Concept	Accumulated Current Year 2023-01-01 - 2023-09-30	Accumulated Previous Year 2022-01-01 - 2022-09-30	Quarter Current Year 2023-07-01 - 2023-09-30	Quarter Previous Year 2022-07-01 - 2022-09-30

Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0

Change in value of foreign currency basis spreads [abstract]

Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0

Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0

Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0

Financial assets measured at fair value through other comprehensive income [abstract]

Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0

Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0

Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0

Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0

Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0

Total other comprehensive income that will be reclassified to profit or loss, net of tax	(27,440,200,000)	(30,715,904,000)	18,211,530,000	(12,307,008,000)

Total other comprehensive income	(31,144,959,000)	(35,737,934,000)	14,624,675,000	(27,536,047,000)

Total comprehensive income	30,517,829,000	31,020,960,000	17,958,820,000	(7,829,052,000)

Comprehensive income attributable to [abstract]

Comprehensive income, attributable to owners of parent	29,158,213,000	31,390,828,000	15,135,314,000	(8,138,711,000)

Comprehensive income, attributable to non-controlling interests	1,359,616,000	(369,868,000)	2,823,506,000	309,659,000

14 of 59

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2023

 [520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2023-01-01 - 2023-09-30	Accumulated Previous Year 2022-01-01 - 2022-09-30

Statement of cash flows [abstract]

Cash flows from (used in) operating activities [abstract]

Profit (loss)	61,662,788,000	66,758,894,000

Adjustments to reconcile profit (loss) [abstract]

+ Discontinued operations	0	(1,385,705,000)

+ Adjustments for income tax expense	29,112,504,000	35,657,332,000

+ (-) Adjustments for finance costs	6,960,397,000	14,331,431,000

+ Adjustments for depreciation and amortisation expense	115,327,084,000	118,564,551,000

+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0

+ Adjustments for provisions	15,940,510,000	14,497,642,000

+ (-) Adjustments for unrealised foreign exchange losses (gains)	0	0

+ Adjustments for share-based payments	0	0

+ (-) Adjustments for fair value losses (gains)	0	0

- Adjustments for undistributed profits of associates	0	0

+ (-) Adjustments for losses (gains) on disposal of non-current assets	(5,158,441,000)	330,915,000

	3,731,486,000	(48,014,000)

+ (-) Adjustments for decrease (increase) in inventories	2,393,247,000	(9,096,805,000)

+ (-) Adjustments for decrease (increase) in trade accounts receivable	(23,253,767,000)	(18,738,127,000)

+ (-) Adjustments for decrease (increase) in other operating receivables	(16,439,818,000)	(8,761,983,000)

+ (-) Adjustments for increase (decrease) in trade accounts payable	7,785,737,000	(6,348,617,000)

+ (-) Adjustments for increase (decrease) in other operating payables	(23,091,847,000)	(19,648,366,000)

+ Other adjustments for non-cash items	0	0

+ Other adjustments for which cash effects are investing or financing cash flow	0	0

+ Straight-line rent adjustment	0	0

+ Amortization of lease fees	0	0

+ Setting property values	0	0

+ (-) Other adjustments to reconcile profit (loss)	0	0

+ (-) Total adjustments to reconcile profit (loss)	113,307,092,000	119,354,254,000

Net cash flows from (used in) operations	174,969,880,000	186,113,148,000

- Dividends paid	0	0

	0	0

- Interest paid	0	0

+ Interest received	3,430,129,000	2,749,169,000

+ (-) Income taxes refund (paid)	40,667,647,000	39,490,141,000

+ (-) Other inflows (outflows) of cash	0	0

Net cash flows from (used in) operating activities	137,732,362,000	149,372,176,000

Cash flows from (used in) investing activities [abstract]

+ Cash flows from losing control of subsidiaries or other businesses	0	4,282,383,000

- Cash flows used in obtaining control of subsidiaries or other businesses	(2,543,240,000)	17,368,908,000

+ Other cash receipts from sales of equity or debt instruments of other entities	0	0

15 of 59

AMERICA MOVIL, S.A.B. DE C.V.	Consolidated
Ticker: AMX	Quarter: 3 Year: 2023

Concept	Accumulated Current Year 2023-01-01 - 2023-09-30	Accumulated Previous Year 2022-01-01 - 2022-09-30

- Other cash payments to acquire equity or debt instruments of other entities	459,749,000	0

+ Other cash receipts from sales of interests in joint ventures	0	2,829,000

- Other cash payments to acquire interests in joint ventures	0	0

+ Proceeds from sales of property, plant and equipment	6,997,431,000	207,731,000

- Purchase of property, plant and equipment	89,136,571,000	101,368,792,000

+ Proceeds from sales of intangible assets	0	0

- Purchase of intangible assets	11,067,781,000	1,738,197,000

+ Proceeds from sales of other long-term assets	0	0

- Purchase of other long-term assets	0	0

+ Proceeds from government grants	0	0

- Cash advances and loans made to other parties	0	0

+ Cash receipts from repayment of advances and loans made to other parties	0	0

- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0

+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0

+ Dividends received	3,884,554,000	4,682,650,000

- Interest paid	0	0

+ Interest received	0	0

	0	0

+ (-) Other inflows (outflows) of cash	(4,273,348,000)	44,605,741,000

Net cash flows from (used in) investing activities	(91,512,224,000)	(66,694,563,000)

Cash flows from (used in) financing activities [abstract]

+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0

- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	5,110,764,000	6,076,000

+ Proceeds from issuing shares	0	0

+ Proceeds from issuing other equity instruments	0	0

- Payments to acquire or redeem entity’s shares	7,688,327,000	20,920,392,000

- Payments of other equity instruments	0	0

+ Proceeds from borrowings	215,954,013,000	127,348,086,000

- Repayments of borrowings	183,386,854,000	120,911,994,000

- Payments of finance lease liabilities	0	0

- Payments of lease liabilities	29,629,934,000	25,349,068,000

+ Proceeds from government grants	0	0

- Dividends paid	16,274,725,000	29,523,313,000

- Interest paid	22,015,178,000	21,332,493,000

+ (-) Income taxes refund (paid)	0	0

+ (-) Other inflows (outflows) of cash	0	0

Net cash flows from (used in) financing activities	(48,151,769,000)	(90,695,250,000)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(1,931,631,000)	(8,017,637,000)

Effect of exchange rate changes on cash and cash equivalents [abstract]

Effect of exchange rate changes on cash and cash equivalents	(3,499,456,000)	(2,983,425,000)

Net increase (decrease) in cash and cash equivalents	(5,431,087,000)	(11,001,062,000)

Cash and cash equivalents at beginning of period	33,700,949,000	38,679,891,000

Cash and cash equivalents at end of period	28,269,862,000	27,678,829,000

16 of 59

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

Content
Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

Glossary of Terms

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Content

Highlights

Relevant events

Subscribers

América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and
Caribbean

Austria

Other
European

Currency
Exchange
Rates

Appendix

Glossary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2023

AMÉRICA MÓVIL, S.A.B. DE C.V.

By :	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer